                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  ============

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                            (AMENDMENT NO.    )*
                                           ---


                               Microvision Inc.
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                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   594960106
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                                 (CUSIP Number)

                                 June 26, 1998
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            (Date of event which required filing of this statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

       [_] Rule 13d-1(b).     [X] Rule 13d-1(c).     [_] Rule 13d-1(d).

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 1    NAME OF REPORTING PERSONS: George M. Galpin
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                  (b) [_]
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 3    SEC USE ONLY

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 4    CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
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                     5    SOLE VOTING POWER: 296,200 (includes 199,000 shares
     NUMBER OF            of Common Stock subject to purchase from the Issuer
                          under presently exercisable Warrants)
      SHARES
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER: 43,750

     OWNED BY      -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER: 296,200 (includes 199,000
       EACH               shares of Common Stock subject to purchase from the
                          Issuer under presently exercisable Warrants)
    REPORTING
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER: 31,400 (includes 14,500
                          shares of Common Stock subject to purchase from the
       WITH               Issuer under presently exercisable Warrants)

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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      371,350 shares of Common Stock
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:
                                                                          [_]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.0%
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12    TYPE OF REPORTING PERSON: IN, IA
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                                  Page 1 of 3

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CUSIP No. 594960106                   13G                      Page 2 of 3 Pages


Item 1(a).    Name of Issuer: Microvision Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 2203 Airport Way South, Suite 100, Seattle, Washington, 98134, (206) 623-7055

Item 2(a).    Name of Person Filing: George M. Galpin

Item 2(b).    Address of Principal Business Offices or, if none, Residence:
              George M. Galpin Co., Inc., 120 West Dayton, Suite D-5, Edmonds, Washington 98020

Item 2(c).    Citizenship:  United States of America

Item 2(d).    Title of Class of Securities:  Common stock, no par value
                                             (the "Common Stock")
                                             Common Stock Purchase Warrants
                                             (the "Warrants")

Item 2(e).    CUSIP Number:    Common Stock: 594960106
                               Warrants: 594960114

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b): or (c), check whether the person filing is:

              (e)  [x]  An investment advisor in accordance with
                        Rule 13d-1(b)(1)(ii)(E)

              If this statement filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4        Ownership

              (a) Amount Beneficially Owned: 371,350 (includes 213,500 shares of Common Stock subject to purchase from the Issuer under presently exercisable Warrants)

              (b) Percent of Class: 6.0% of Common Stock and 9.5% of Warrants based upon Issuer's filing with the Securities and Exchange Commission in May 1998.

              (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 296,200 (includes 199,000 shares of Common Stock subject to purchase from the Issuer under presently exercisable Warrants)

                  (ii)  shared power to vote or to direct the vote: 43,750

                  (iii) sole power to dispose or to direct the disposition of:
                        296,200 (includes 199,000 shares of Common Stock subject to purchase from the Issuer under presently exercisable Warrants)

                  (iv)  shared power to dispose or to direct the disposition of:
                        31,400 (includes 14,500 shares of Common Stock subject to purchase from the Issuer under presently exercisable Warrants)


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CUSIP No. 594960106                   13G                      Page 2 of 3 Pages


Item 5.  Ownership of Five Percent or Less of a Class.  n/a.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.  n/a

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. n/a

Item 8.  Identification and Classification of Members of the Group.  n/a

Item 9.  Notice of Dissolution of Group.  n/a

Item 10. Certification.   By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 30, 1998.


/s/ George M. Galpin
-----------------------------------
George M. Galpin